UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BORGWARNER INC.
 (Name of Issuer)
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Common Stock
(Title of Class of Securities)
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(CUSIP Number)
099724106
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December 31, 2007
Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 pages

1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG (for the benefit and on behalf of the UBS Global
Asset Management business group of UBS AG (see Item 7)

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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power 	      15,036,076
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  16,354,032


Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

16,354,032 shares*
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10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
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11. Percent of Class Represented by Amount in Row 9

14.1%
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12. Type of Reporting Person

BK, HC
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UBS AG disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-39538
(January 12, 1998), this filing reflects the securities beneficially owned by the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients. This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS AG.

Page 2 of 9 pages

1. Names of Reporting Persons and I.R.S. Identification No.

UBS Americas Inc.
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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Delaware
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Number of       5.  Sole Voting Power         6,871,146
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  8,085,418
Reporting
Person With:
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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

8,085,418 shares*
-----------------------------------------------------------
10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9

7.0%
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12. Type of Reporting Person

HC
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UBS Americas Inc. disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities
Exchange Act of 1934.  In accordance with SEC Release
No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the UBS Global
Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients.
This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS AG.

Page 3 of 9 pages

1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc.
36-3664388
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2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   / / See Item 8 of attached schedule.
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Delaware
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Number of       5.  Sole Voting Power 	      5,868,946
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  7,044,018
Reporting
Person With:
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9
Aggregate Amount Beneficially Owned by Each Reporting Person

7,044,018 Shares*
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10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)
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11
Percent of Class Represented by Amount in Row (9)
6.1%
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12
Type of Reporting Person (See Instructions)
IA
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UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-39538
(January 12, 1998), this filing reflects the securities beneficially owned by the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients. This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS AG.
Page 4 of 9 pages

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Cusip 099724106
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Item 1(a).  Name of Issuer:

BORGWARNER INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
3850 Hamlin Road
Auburn Hills, MI  48326

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Item 2(a) Name of Persons Filing:
UBS AG, UBS Americas Inc., and UBS Global Asset Management
(Americas) Inc.

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT  06901

UBS Global AM's principal business office is:
One North Wacker, Chicago, Illinois  60606

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
099724106
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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission. UBS Americas Inc. is the parent holding company of UBS Global Asset Management (Americas) Inc. UBS Global Asset Management (Americas) Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

Page 5 of 9 pages

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Cusip 099724106
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Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS Global Asset Management business group of UBS AG (UBS Global AM) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the best of our knowledge, no account holds more than 5 percent of the outstanding
Common Stock.
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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

Identification:  UBS Global Asset Management (Americas) Inc.
Classification:  IA

In addition to UBS AG, the following UBS Global AM affiliates and subsidiaries are part of the UBS Global
Asset Management business group included in this filing:
UBS Global Asset Management (Americas) Inc., UBS Global Asset Management Trust Company, UBS Global Asset
Management (Canada) Co., UBS Global Asset Management (Australia) Ltd., UBS Global Asset Management
(Hong Kong) Limited, UBS (Trust & Banking) Limited, UBS Global Asset Management (Japan) Ltd., UBS Global Asset Management (Singapore) Ltd., UBS Global Asset
Management (Taiwan) Ltd., UBS Global Asset Management (France) SA, UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management (Italia) SIM SpA,
UBS Espana S.A., UBS Global Asset management (UK) Ltd.
and UBS Global Asset Management Life Limited.


Page 6 of 9 pages

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Cusip 099724106
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Item 8 Identification and Classification of Members of the
Group:

UBS Global AM is composed of wholly-owned subsidiaries and branches of UBS AG. UBS AG is reporting direct and indirect beneficial ownership of holdings. UBS Americas Inc. is reporting indirect beneficial ownership of holdings by reason of its ownership of
UBS Global Asset Management (Americas) Inc.  None of the
reporting persons affirm the existence of a group within
the meaning of Rule 13d-5(b)(1).
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Item 9 Notice of Dissolution of Group:

Not Applicable
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Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

                              UBS AG


                              By:   /s/ Thomas Madsen
                              Thomas Madsen, Member GMB


                              By:   /s/ Kai R. Sotorp
                              Kai R. Sotorp, Member GMB
Page 7 of 9 pages

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Cusip 099724106

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                              UBS Americas Inc.



                              By:   /s/ Thomas Madsen
                              Thomas Madsen, Member GMB


                              By:   /s/ Kai R. Sotorp
                              Kai R. Sotorp, Member GMB



                              UBS Global Asset Management
                              (Americas) Inc.


                              By: /s/Mark F. Kemper
                              Mark F. Kemper
                              Executive Director


                              By: /s/Michael J. Calhoun
                              Michael J. Calhoun
                              Assistant Secretary

Page 8 of 9 pages

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Cusip 099724106
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              AGREEMENT TO MAKE A JOINT FILING

UBS AG, UBS Americas Inc., and UBS Global Asset Management
(Americas) Inc. each agrees that this Schedule 13G
(including all amendments hereto) is filed by and on behalf of each such party.


Date:  February 14, 2008


                              UBS AG


                              By:   /s/ Thomas Madsen
                              Thomas Madsen, Member GMB


                              By:   /s/ Kai R. Sotorp
                              Kai R. Sotorp, Member GMB


                              UBS Americas Inc.




                              By:   /s/ Thomas Madsen
                              Thomas Madsen, Member GMB


                              By:   /s/ Kai R. Sotorp
                              Kai R. Sotorp, Member GMB


                              UBS Global Asset Management
                              (Americas) Inc.


                              By: /s/Mark F. Kemper
                              Mark F. Kemper
                              Executive Director

                              By: /s/Michael J. Calhoun
                              Michael J. Calhoun
                              Assistant Secretary

Page 9 of 9 pages